Exhibit 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio)

Six months ended June 30,	2009
Earnings:
Loss from continuing operations before income taxes	$(1,202)
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(11)
Fixed charges added to earnings	247
Distributed income of less than 50 percent-owned persons	27
Amortization of capitalized interest:
Consolidated	13
Proportionate share of 50%-owned persons	—

Total earnings	$(926)

Fixed Charges:

Interest expense:
Consolidated	$229
Proportionate share of 50 percent-owned persons	—

$229

Amount representative of the interest factor in rents:
Consolidated	$18
Proportionate share of 50 percent-owned persons	—

$18

Fixed charges added to earnings	$247

Interest capitalized:
Consolidated	$95
Proportionate share of 50 percent-owned persons	—

$95

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$342

Ratio of earnings to fixed charges	(A )

(A)	For the six months ended June 30, 2009, there is a deficiency of earnings to cover the fixed charges of $1,268.